August 11, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Notice of Disclosure Filed in the Amendment No.1 to our Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sabine Pass LNG, L.P. has made disclosure pursuant to those provisions in the Amendment No. 1 to its Quarterly Report on Form 10-Q for the period ended June 30, 2014, which was filed with the Securities and Exchange Commission on August 11, 2014.

Respectfully submitted,

SABINE PASS LNG, L.P.

By:	SABINE PASS LNG-GP, LLC,
its general partner

By:	/s/ Michael J. Wortley
Name:	Michael J. Wortley
Title:	Chief Financial Officer